Exhibit 99.1

NewsRelease

TransCanada to Present at American Gas Association Financial Forum

CALGARY, Alberta – May 11, 2011 – Greg Lohnes, President, Natural Gas Pipelines for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting at the American Gas Association Financial Forum in Orlando, Florida on May 16, 2011 at 11:15 a.m. Eastern Daylight Time.

A link to the webcast and a copy of the presentation will be available in the Investor Centre section of TransCanada’s website at http://www.transcanada.com/eventspresentations.html.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

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